SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO

                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(D) (1) OR 13(E) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            ALLCITY INSURANCE COMPANY
                       (Name of Subject Company (Issuer))

                          LEUCADIA NATIONAL CORPORATION
                       (Name of Filing Person - (Offeror))

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    016752107
                      (CUSIP Number of Class of Securities)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                            TELEPHONE: (212) 460-1900

                  (Name, Address and Telephone Number of Person
   Authorized to Receive Notice and Communications on Behalf of Filing Person)

                                   COPIES TO:

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                          NEW YORK, NEW YORK 10153-0119
                            TELEPHONE: (212) 310-8000


                           CALCULATION OF FILING FEE*

======================================= ========================================
       Transaction Valuation                       Amount of Filing Fee
--------------------------------------- ----------------------------------------
             $1,704,497                                    $138
--------------------------------------- ----------------------------------------

* For purpose of calculating the filing fee only. The fee is $80.90 per $1,000,000 of the aggregate offering amount (or .0000809 of the aggregate transaction valuation), calculated pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #11, issued by the Commission on February 7, 2003. The amount assumes the purchase of 619,817 shares of common stock of Allcity Insurance Company ("Allcity"), for a purchase price per share of $2.75 in cash. Such number of shares represents (i) the sum of the 7,078,625 outstanding shares of Allcity as of March 31, 2003, (ii) less 6,458,808 shares of Allcity already beneficially owned by Leucadia National Corporation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:    Not Applicable          Filing Party:  Not Applicable
Form or Registration No.:  Not Applicable          Date Filed:    Not Applicable


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [ ]  third-party tender offer subject to Rule 14d-1.
           [X]  issuer tender offer subject to Rule 13e-4.
           [X]  going-private transaction subject to Rule 13e-3.
           [X]  amendment to Schedule 13D under Rule 13d-2.

           Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]





                         (Continued on following pages)
                              (Page 2 of 23 pages)

--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 016752107                                                             13D                           Page 3 of 23 Pages
--------------------------------------------------------------------------                 ----------------------------------------
--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  LEUCADIA NATIONAL CORPORATION
                S.S. OR I.R.S. IDENTIFICATION NO.

                OF ABOVE PERSON:
--------------- -------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]

                                                                                                                           (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A
--------------- -------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                     [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      NEW YORK
--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    0

          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  6,458,808

         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               0

        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             6,458,808
--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,458,808
--------------- -------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                          91.2%
--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  CO
--------------- ---------------------------------------------------------- --------------------------------------------------------




                                       3

--------------------------------------------------------------------------                 ----------------------------------------
CUSIP No. 016752107                                                             13D                           Page 4 of 23 Pages
--------------------------------------------------------------------------                 ----------------------------------------

--------------- ---------------------------------------------------------- --------------------------------------------------------
      1         NAME OF REPORTING PERSON:                                  WMAC INVESTMENT CORPORATION
                S.S. OR I.R.S. IDENTIFICATION NO.

                OF ABOVE PERSON:
--------------- -------------------------------------------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (A) [X]

                                                                                                                           (B) [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------- ------------------------------------ ------------------------------------------------------------------------------
      4         SOURCE OF FUNDS:                     N/A
--------------- -------------------------------------------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
--------------- ---------------------------------------------------------- --------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION:                      WISCONSIN
--------------------------- -------- ----------------------------------------------------- ----------------------------------------
        NUMBER OF              7     SOLE VOTING POWER:                                    0

          SHARES
                            -------- ----------------------------------------------------- ----------------------------------------
       BENEFICIALLY            8     SHARED VOTING POWER:                                  299,370

         OWNED BY
                            -------- ----------------------------------------------------- ----------------------------------------
           EACH                9     SOLE DISPOSITIVE POWER:                               0

        REPORTING
                            -------- ----------------------------------------------------- ----------------------------------------
       PERSON WITH            10     SHARED DISPOSITIVE POWER:                             299,370
--------------- -------------------------------------------------------------------------- ----------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   299,370
--------------- -------------------------------------------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]
--------------- -------------------------------------------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                           4.2%
--------------- ---------------------------------------------------------- --------------------------------------------------------
      14        TYPE OF REPORTING PERSON:                                  CO
--------------- ---------------------------------------------------------- --------------------------------------------------------





                                       4

-------------------------------------------------------------------------------                ------------------------------------
CUSIP No. 016752107                                                                  13D                       Page 5 of 23 Pages
-------------------------------------------------------------------------------                ------------------------------------

------------------- ----------------------------------------------------------- ---------------------------------------------------
        1           NAME OF REPORTING PERSON:                                   PHLCORP, INC.
                    S.S. OR I.R.S. IDENTIFICATION NO.

                    OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                (A) [X]

                                                                                                                     (B) [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY
------------------- ------------------------------------- -------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                      N/A
------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
------------------- ----------------------------------------------------------- ---------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:                       PENNSYLVANIA
-------------------------------- -------- ---------------------------------------------------- ------------------------------------
           NUMBER OF                7     SOLE VOTING POWER:                                   0

            SHARES
-------------------------------- -------- ---------------------------------------------------- ------------------------------------
         BENEFICIALLY               8     SHARED VOTING POWER:                                 6,458,808

           OWNED BY
-------------------------------- -------- ---------------------------------------------------- ------------------------------------
             EACH                   9     SOLE DISPOSITIVE POWER:

           REPORTING
-------------------------------- -------- ---------------------------------------------------- ------------------------------------
          PERSON WITH              10     SHARED DISPOSITIVE POWER:                            6,458,808
------------------- -------------------------------------------------------------------------- ------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,458,808
------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                [_]
------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                    91.2%
------------------- ----------------------------------------------------------- ---------------------------------------------------
        14          TYPE OF REPORTING PERSON:                                   CO
------------------- ----------------------------------------------------------- ---------------------------------------------------






                                       5

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D                Page 6 of 23 Pages
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   330 MAD. PARENT CORP.
                       S.S. OR I.R.S. IDENTIFICATION NO.

                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [X]

                                                                                                                   (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A
---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):               [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE
----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0

              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438

             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0

            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438
---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438
---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                             [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                87.0%
---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- ------------------------------------------------







                                       6

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D                Page 7 of 23 Pages
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BALDWIN ENTERPRISES, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.

                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (A) [X]

                                                                                                                   (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A
---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):              [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       COLORADO
----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0

              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 6,159,438

             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0

            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            6,159,438
---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   6,159,438
---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 87.0%
---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- ------------------------------------------------






                                       7

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D                  Page 8 of 23 Pages
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   BELLPET, INC.
                       S.S. OR I.R.S. IDENTIFICATION NO.

                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                              (A) [X]

                                                                                                                      (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A
---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):             [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       DELAWARE
----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0

              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,688,031

             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0

            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,688,031


---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,688,031
---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                              [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                                 80.4%
---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- ------------------------------------------------






                                       8

----------------------------------------------------------------------------------                ---------------------------------
CUSIP No. 016752107                                                                     13D                Page 9 of 23 Pages
----------------------------------------------------------------------------------                ---------------------------------

---------------------- ----------------------------------------------------------- ------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   EMPIRE INSURANCE COMPANY
                       S.S. OR I.R.S. IDENTIFICATION NO.

                       OF ABOVE PERSON:
---------------------- ------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                             (A) [X]

                                                                                                                     (B) [_]
---------------------- ------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY
---------------------- ------------------------------------- ----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      N/A
---------------------- ------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):           [_]
---------------------- ----------------------------------------------------------- ------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       NEW YORK
----------------------------------- -------- ---------------------------------------------------- ---------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   0

              SHARES
                                    -------- ---------------------------------------------------- ---------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 5,987,401

             OWNED BY
                                    -------- ---------------------------------------------------- ---------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              0

            REPORTING
                                    -------- ---------------------------------------------------- ---------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            5,987,401
---------------------- -------------------------------------------------------------------------- ---------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   5,987,401
---------------------- ------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                            [_]
---------------------- ------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                               84.6%
---------------------- ----------------------------------------------------------- ------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                   CO
---------------------- ----------------------------------------------------------- ------------------------------------------------


                                  SCHEDULE TO

                This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by Leucadia National Corporation, a New York Corporation ("Leucadia"). This Schedule TO relates to the offer by Leucadia to purchase all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Allcity Insurance Company ("Allcity"), at a price of $2.75 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 29, 2003 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with any supplements or amendments, collectively constitute the "Offer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

                The information set forth in the Offer to Purchase and the related Letter of Transmittal, is expressly incorporated herein by reference in response to all the items of this Schedule TO, including without limitation all of the information required by Schedule 13e-3 that is not included in or covered by the items in Schedule TO, except as set forth below.

ITEM 1.    SUMMARY TERM SHEET.

           Summary Term Sheet. The information set forth in the Offer to Purchase under the title "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 8. Certain Information Concerning Allcity" is incorporated herein by reference.

(b) Securities. As of March 31, 2003, there were 7,078,625 shares of Common Stock issued and outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 6. Price Range of the Shares; Dividends" is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "IMPORTANT," "INTRODUCTION," "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, 5. Plans for Allcity After the Offer; Certain Effects of the Offer," "THE TENDER OFFER - 1. Terms of the Offer; Expiration Date, 2. Acceptance for Payment and Payment, 3. Procedures for Accepting the Offer and Tendering Shares, and 4. Withdrawal Rights, and 5. Certain Tax Consequences" is incorporated herein by reference.

(b) Purchases. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET" and "SPECIAL FACTORS - 10. Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements involving the Subject Company's Securities. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS -10. Transactions and Arrangements Concerning the Shares," and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, and 5. Plans for the Company After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

(b) Use of Securities. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, and 5. Plans for Allcity After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 5. Plans for Allcity After the Offer; Certain Effects of the Offer, and 7. The Plan of Acquisition and the Merger" is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 10. Source and Amount of Funds" is incorporated herein by reference.

(b)        Conditions. None.

(d)        Borrowed Funds. None.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 9. Beneficial Ownership of Common Stock, 10. Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 10. Transactions and Arrangements Concerning the Shares" and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the titles "SUMMARY TERM SHEET," "SPECIAL FACTORS - 2. Recommendations of the Special Committee of the Board; Fairness of the Offer," and "THE TENDER OFFER - 13. Certain Fees and Expenses" is incorporated herein by reference.

ITEM 10.   FINANCIAL STATEMENTS.

           Financial Information. Because the consideration offered consists solely of cash, the financial statements of Leucadia are not material pursuant to Instruction 2 to Item 10 of Schedule TO.

ITEM 11.   ADDITIONAL INFORMATION.

(a) Agreement, Regulatory Requirements and Legal Proceedings. The information set forth in Offer to Purchase under the titles "SPECIAL FACTORS - 6. Interests of Certain Persons in the Offer, 9. Beneficial Ownership of the Common Stock, and 10. Transactions and Arrangements Concerning the Shares," and "THE TENDER OFFER - 8. Certain Information Concerning Allcity, 9. Certain Information Concerning Leucadia and Empire, and 12. Certain Legal Matters; Required Regulatory Approvals" is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

ITEM 12.   EXHIBITS.

(a)(1)     Offer to Purchase, dated April 29, 2003.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(6) Text of joint press release issued by Leucadia and Allcity, dated April 29, 2003, announcing the commencement of the Offer.

(a)(7) Letter to stockholders from Rocco J. Nittoli of Allcity Insurance Company, dated April 29, 2003.

(b)        None.

(c)(1) Opinion of Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company, dated March 31, 2003.

(c)(2) Report presented by Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company on March 31, 2003.

(d)        None.

(e)        Not applicable.

(f)(1) Section 623 of the Business Corporation Law of the State of New York (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(f)(2) Section 7119 of the Insurance Regulations Law of the State of New York (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(g)        None.

(h)        None.

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3

SCHEDULE 13E-3, ITEM 2.        SUBJECT COMPANY INFORMATION.

(d) Dividends. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 6. Price Range of the Shares; Dividends" is incorporated herein by reference.

(e)        Prior Public Offerings. Not applicable.

(f)        Prior Stock Purchases. Not applicable.

SCHEDULE 13E-3, ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON.

(b) Business and Background of Entities. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference. During the last five years, Leucadia (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was not a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

(c) Business and Background of Natural Persons. The information set forth in Schedule I to the Offer to Purchase is incorporated herein by reference. During the last five years, to the best knowledge of Leucadia, none of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed on Schedule I to the Offer to Purchase are citizens of United States of America.

SCHEDULE 13E-3, ITEM 4.        TERMS OF THE TRANSACTION.

(c)        Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 8. Dissenters' Rights" is incorporated herein by reference.

(e)        Provisions for Unaffiliated Security Holders. None.

(f)        Eligibility for Listing or Trading. Not applicable.


SCHEDULE 13E-3, ITEM 5.        PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND
                               AGREEMENTS.

(a) Transactions. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 6. Interest of Certain Persons in the Offer, 10. Transactions and Arrangements Concerning the Shares,
           11. Related Party Transactions," and "THE TENDER OFFER - 9. Certain Information Concerning Leucadia and Empire" is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 10. Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

(c) Negotiations or Contracts. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 10. Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 7.        PURPOSES, ALTERNATIVES, REASONS AND EFFECTS IN
                               A GOING-PRIVATE TRANSACTION.

(a) Purposes. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, and 5. Plans for Allcity After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

(b) Alternatives. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 1. Background of the Offer" is incorporated herein by reference.

(c) Reasons. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer, and 5. Plans for Allcity After the Offer; Certain Effects of the Offer" is incorporated herein by reference.

(d) Effects. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, 5. Plans for Allcity After the Offer; Certain Effects of the Offer, 6. Interests of Certain Persons in the Offer," and "THE TENDER OFFER - 6. Certain Tax Consequences" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 8.        FAIRNESS OF THE GOING-PRIVATE TRANSACTION.

(a) Fairness. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 3. Position of Leucadia Regarding Fairness of the Offer" is incorporated herein by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, 3. Position of Leucadia Regarding Fairness of the Offer, and
           4. Purpose and Structure of the Offer; Reasons of Leucadia for the Offer" is incorporated herein by reference.

(c) Approval of Security Holders. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer, and 3. Position of Leucadia Regarding Fairness of the Offer" is incorporated herein by reference.

(d) Unaffiliated Representative. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 1. Background of the Offer, and 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(e) Approval of Directors. The information set forth in the Offer to Purchase under the titles "Summary Term Sheet," "SPECIAL FACTORS - 1. Background of the Offer, and 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

(f)        Other Offers. None.

SCHEDULE 13E-3, ITEM 9.        REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a) Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the title "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" and Annex A of the Offer to Purchase is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" and Annex A of the Offer to Purchase is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" and Annex A of the Offer to Purchase is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 10.      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(c) Expenses. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 13. Certain Fees and Expenses" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 12.       THE SOLICITATION OR RECOMMENDATION

(d)        Intent to Tender or Vote in a Going-Private Transaction. Not
           Applicable.

(e) Recommendations of Others. The information set forth in the Offer to Purchase under the titles "SPECIAL FACTORS - 2. Recommendation of the Special Committee of the Board; Fairness of the Offer" is incorporated herein by reference.

SCHEDULE 13E-3, ITEM 13.       FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in the Offer to Purchase under the title "THE TENDER OFFER - 8. Certain Information Concerning Allcity" is incorporated herein by reference. The information set forth in Allcity's Annual Report of Form 10-K for the year ended December 31, 2002 under the title "Item 8 - Financial Statements and Supplementary Data" is incorporated herein by reference.

(b)        Pro Forma Information. Not Applicable.

SCHEDULE 13E-3, ITEM 14.       PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED
                               OR USED.

(b)        Employees and Corporate Assets. None.

SCHEDULE 13E-3, ITEM 15.       ADDITIONAL INFORMATION.

(b) Other Material Information. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           Dated April 29, 2003



                           LEUCADIA NATIONAL CORPORATION

                           By:    /s/ Joseph A. Orlando
                                  ------------------------------------------
                           Name:  Joseph A. Orlando
                           Title: Vice President and Chief Financial Officer

                                   SIGNATURE*

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated April 29, 2003



                                    WMAC INVESTMENT CORPORATION

                                    By:    /s/ Joseph A. Orlando
                                           -----------------------------------
                                    Name:  Joseph A. Orlando
                                    Title: Vice President



           * This signature is solely for the purpose of amending Schedule 13D.

                                   SIGNATURE*

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated April 29, 2003




                                  PHLCORP, INC.

                                  By:    /s/ Joseph A. Orlando
                                         -------------------------------------
                                  Name:  Joseph A. Orlando
                                  Title: Vice President



           * This signature is solely for the purpose of amending Schedule 13D.

                                   SIGNATURE*

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated April 29, 2003



                            330 MAD. PARENT CORP.

                            By:    /s/ Corinne Maki
                                   ------------------------------------------
                            Name:  Corinne Maki
                            Title: Vice President, Secretary and Controller




           * This signature is solely for the purpose of amending Schedule 13D.

                                   SIGNATURE*

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated April 29, 2003



                                        BALDWIN ENTERPRISES, INC.

                                        By:    /s/ Joseph A. Orlando
                                               --------------------------------
                                        Name:  Joseph A. Orlando
                                        Title: Vice President





           * This signature is solely for the purpose of amending Schedule 13D.

                                   SIGNATURE*

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated April 29, 2003



                             BELLPET, INC.

                             By:    /s/ Corinne Maki
                                    ------------------------------------------
                             Name:  Corinne Maki
                             Title: Vice President, Secretary and Controller



           * This signature is solely for the purpose of amending Schedule 13D.

                                   SIGNATURE*

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated April 29, 2003

                                    EMPIRE INSURANCE COMPANY

                                    By:    /s/ Rocco J. Nittoli
                                           -----------------------------------
                                    Name:  Rocco J. Nittoli
                                    Title: Chief Operating Officer



           * This signature is solely for the purpose of amending Schedule 13D.

                                  EXHIBIT INDEX


EXHIBIT NO.                               DESCRIPTION
-----------                               -----------

(a)(1)              Offer to Purchase, dated April 29, 2003.

(a)(2)              Letter of Transmittal.

(a)(3)              Notice of Guaranteed Delivery.

(a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(6) Text of joint press release issued by Purchaser and the Company, dated April 29, 2003, announcing the commencement of the Offer.

(a)(7) Letter to stockholders from Rocco J. Nittoli of Allcity Insurance Company, dated April 29, 2003.

(b)                 None.

(c)(1) Opinion of Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company, dated March 31, 2003.

(c)(2) Report presented by Sanders, Morris, Harris, Inc. to the Special Committee of the Board of Directors of Allcity Insurance Company on March 31, 2003.

(d)                 None.

(e)                 Not applicable.

(f)(1) Section 623 of the Business Corporation Law of the State of New York (included as Annex B of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(f)(2) Section 7119 of the Insurance Regulations Law of the State of New York (included as Annex C of the Offer to Purchase filed herewith as Exhibit (a)(1)).

(g)                 None.

(h)                 None.






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